Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following press release was distributed on January 21, 2004.

[LOGO]

For Immediate Release	Contact:	Melissa Jarmel
312.435-3620
news@cbot.com

CBOT Approves Memorandum of Understanding Expected to Lead to Settlement of Lawsuit

CHICAGO, January 21, 2004 – The Chicago Board of Trade (CBOT) today announced that its Board of Directors has approved a binding memorandum of understanding that is expected to lead to final settlement of a lawsuit brought by certain Associate Members and GIM, IDEM and COM membership interest holders. The final terms of the settlement are expected to be submitted for court approval.

Under the terms of the memorandum of understanding, the CBOT would allocate about 78 percent of the equity ownership in a restructured CBOT among Full Members and about 22 percent of such equity ownership among Associate Members and GIM, IDEM and COM membership interest holders. In addition, the CBOT agreed to provide the Associate Members and GIM, IDEM and COM membership interest holders certain protections related to their trading rights and privileges, including protections related to future dues and transaction fees and preservation of trading rights with respect to those contracts which Associate Member and GIM, IDEM and COM membership interest holders currently are entitled to trade.

CBOT Chairman Charles P. Carey said, “We are pleased to have reached an agreement that is intended to serve the interests of all CBOT members and permit the Exchange to move forward in its efforts to restructure.”

The dispute originally arose in 2000 in response to the CBOT’s then proposed restructuring into a for-profit company and distribution of shares among its member classes. The CBOT’s Board of Directors designated an Independent Allocation Committee composed of public, non-member directors to develop and recommend for the Board’s further review and approval an appropriate and fair allocation among the members of the CBOT. With the assistance of its own legal and financial advisors, the Independent Allocation Committee made a recommendation to the Board to allocate about 88 percent of the shares among Full Members and about 12 percent of the shares among Associate Members and GIM, IDEM and COM membership interests in connection with the then proposed restructuring of the CBOT. The Board adopted the Independent Allocation Committee’s recommendation.

The lawsuit initially was dismissed at the trial court level; that decision subsequently was reversed by the Illinois Appellate Court in July 2003. The parties have since engaged in intensive settlement discussions, which culminated in this morning’s Board action.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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